UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026.

Commission File Number 001-39372

Integra Resources Corp.

(Translation of registrant's name into English)

1050-400 Burrard Street

Vancouver, British Columbia V6C 3A6

Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.2 through 99.9 to this Form 6-K of Integra Resources Corp. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-276530) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEGRA RESOURCES CORP.

Date: February 4, 2026	By: /s/ Andree St-Germain Name: Andree St-Germain Title: Chief Financial Officer

EXHIBIT INDEX

99.1	News Release dated February 4, 2026
99.2	Term Sheet
99.3	Consent of Cassels Brock & Blackwell LLP
99.4	Consent of Barry Carlson, P.E., P.Eng.
99.5	Consent of Deepak Malhotra, Ph.D., SME RM
99.6	Consent of Jeffrey Bickel, CPG
99.7	Consent of Sterling (Keith) Watson
99.8	Consent of Jay Nopola, P.E., P.Eng., CPG
99.9	Consent of James Frost, P.Eng.